THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138
                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                August 31, 2005



Ms. Karen Garnett
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:    TriView Global Fund, LLC (the "Registrant" and the "Fund")
       Registration Statement on Form S-1, Pre-effective Amendment No. 4 File No. 333-119655

Dear Ms. Garnett,

      We have reproduced your letter to the Registrant of August 8, 2005, and have supplied its response immediately following each of the comments. All changes are reflected in the Issuer's Registration Statement, Pre-effective Amendment No. 4 filed herewith.


      We are available to amplify or clarify any response.

                                                Very truly yours,


                                                /s/ William S. Scott
                                                William Sumner Scott
                                                For the Firm


WSS/lf

cc:   TriView Capital Management, Inc.
      Managing Member

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.20549

                                  DIVISION OF
                              CORPORATION F-NANCE

Mail Stop 4561

August 8, 2005

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re: TriView Global Fund, LLC Amendment No. 3 to Form S-1 Filed on July 27, 2005
      File No. 333-119655

Dear Mr. Pacult:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in ;your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better under stand your disclosure. After reviewing this information, we may or may not raise additional comments.

For purposes of this comment letter, we :refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form S-1 filed on July 27, 2005.

General

1. We note that you have added disclosure regarding the fact that you will now issue additional units at the close of each business month to purchasers who are "accredited investors" in order to reduce the continuing service fee. Please tell us how you intend to determine which purchasers are "accredited investors" and which are not. We are unable to locate anything in your subscription materials that would elicit this information. In addition, please tell us whether the units to be issued to accredited investors are part of the registered offering or whether you intend to issue these privately. If they are to be part of the registered offering, please include sufficient information regarding your allocation of the registered offering to the issuance of these units on the cover page, in the summary and the Plan of Distribution sections. We may have additional comments.
Response:   The additional units to be issued will not be limited to
accredited investors and will be part of the registered offering. We have revised at page 20 as follows:


All membership interests will be charged a 3% continuing service fee; provided, however, investors who have purchased and not redeemed at least $1,000,000 in total membership interests will be issued additional membership interests from the registered offering at the close of business each month to reduce the annual continuing service fee by 1.5% of the dollar amount of their holdings. Similarly, investors who have purchased and not redeemed at least $500,000, but not more than $1,000,000, in total membership interests will be issued additional membership interests at the close of business each month to reduce the annual continuing service fee by 0.75% of the dollar amount of their holdings. The issuance of additional membership interests will be made concurrently with the monthly redemption of purchase of membership interests pursuant to the redemption procedures in this prospectus, the LLC operating agreement and the subscription agreement. Fractional units of membership interest will be issued.

We have revised the Summary at page 1 and added a description to the Plan for Sale of Membership Interests that is similarly worded. We have revised the cover page as follows:

If you purchase $500,000 or more in membership interests, you will be issued additional membership interests from the registered offering to reduce the continuing service fee.

2. We reissue prior comment one from our last letter dated June 3, 2005. Please revise all descriptions of your corporate structure throughout the registration statement to delete references to partnership or having partners. We note, for example, disclosure on the cover page and page 14 of the prospectus.

Response:   We have revised the cover as follows:

The Fund is a registered commodity pool that trades in the speculative trade of U.S. and international futures, options on futures and forward contracts in a diversified portfolio that includes currencies, interest rates, energy, metals and commodities in both U.S. and global markets. An independent trading advisor is employed with the primary objective of the Fund appreciating over time. An investment in the Fund may provide valuable diversification to a traditional portfolio of stocks and bonds.

      We have revised page 15 as follows:

(8) For purposes of this calculation, we have assumed that 90% of the Fund equity will earn interest through the investment in short term T-Bills on deposit for use as margin to secure trades with the futures commission merchants at the current cash market interest assumption rate of 3.27% annually. All interest income will be paid to the Fund.

      We have revised page 21 as follows:

In addition, the Fund will itself pay or reimburse the managing member for direct expenses, such as the cost to prepare and file periodic amendments and restatements of the registration statement, prospectus, and financial statements. Also reimbursable are web site promotion used in connection with the solicitation and sale of membership interests, together with audit fees, delivery charges, statement preparation and mailing costs, telephone toll charges, and postage.

We have revised page 44 as follows:

Redemption allows you to receive your share of the net assets of this Fund. There will be a redemption fee from the time you have been allocated membership interests from your subscription proceeds as follows: 3% during the first four months, 2% the second four months, 1% the third four months, and none after the first twelve months.

3. Please confirm to us that, following effectiveness of the registration statement and the breaking of escrow, you will file a prospectus supplement each month reflecting the net asset value at which you sell the units. Please include disclosure in the prospectus indicating how prospective investors can locate the most recent NAV for your fund.

Response      We confirm that, following effectiveness of the registration statement and the sale of the minimum, the registrant will file a prospectus supplement each month reflecting the net asset value at which the units are sold. We have revised the Additional Information at page 47 as follows:

Also, the Securities and Exchange Commission offices will send you copies of all or any part of this filing by mail, upon payment of the prescribed rates. This prospectus and other electronic filings made through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, including monthly prospectus supplements reflecting the previous month-end net asset value, are publicly available through the Commission's Internet site, http://www.sec.gov.

Table of Contents

4. We note in your table of contents that you refer to your interim financial statements for the period ended May 31, 2005 as "Reviewed Financial Statements." Revise your filing to include your independent accountant's review report. Refer to Rule 10-01(d) of Regulation S-X.

Response:   We have revised the Table of Contents as follows:
Financial Statements
A.   TriView Global Fund, LLC
Audited Financial Statements for the Period ended December 31, 2004 Interim Financial Statements for the Five Months ended May 31, 2005

B.     TriView Capital Management, Inc.
Audited Financial Statements for the Period ended December 31, 2004 Interim Financial Statements for the Five Months ended May 31, 2005

Cover Page

5. In your response to prior comment two from our last letter dated June 3, 2005, you state that you may extend your offering for an additional three years. Please note that you should only register the amount of securities that you reasonably expect to sell within two years from the initial effective date of the registration statement. Refer to Rule 415(a)(2) of Regulation C.

Response:   The registrant has so noted and reasonably expects to sell the registered amount of securities within two years from the initial effective date. No securities will be sold after two years without having first filed a post effective amendment with the Commission after the lapse of two years from the initial effective date.

Summary of the Offering Subscription Procedures, page 1

6. Please revise to state the "higher" minimum purchase amount that accredited investors must satisfy in order to receive a partial refund of continuing service fees in the form of additional units. Also state the amount of the service fee refund and the number of additional units that these investors will receive.

Response:   See our response to your comment 1.

Redemptions, page 4

7. We note the addition of your new 3%, 2% and 1% redemption fee disclosure. Contrarily, page nine of your amended LLC Operating Agreement, attached as Appendix A, continues to state that there will be no redemption fees. Please reconcile this inconsistency. Further, we note your inclusion of your amended LLC Operating Agreement without a new execution date. Please revise to update October 1, 2004 with the proper execution date to your amended LLC Operating Agreement.

Response:   We have revised page 9 as follows:

The Managing Member may charge a redemption fee not to exceed 3% for redemptions made within the first year of investment.

      We have revised page 1 as follows:

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT is made and entered into as of the 18th day of August, 2005, by and among Triview Capital Management, Inc., a Delaware corporation (the "Corporate Managing Member"), Michael P. Pacult (the "Individual Managing Member") (collectively the Corporate Managing Member and the Individual Managing Member are called the "Managing Member"), Michael P. Pacult (the "Initial Member"), and each other party who shall execute this Agreement, whether in counterpart, by separate instrument, by grant of a power of attorney, or otherwise, as members (collectively "Members") to govern the operation of Triview Global Fund, LLC (the "Company").

The Risks You Face

We must pay substantial fees, charges and expenses regardless of profitability which must be recovered before you can receive a return on your investment, page 6

8. Please restore the disclosure regarding specific amounts of fees and expenses that you are subject to and which must be paid before an investor can receive a return on his/her investment. We note that you included these amounts in prior filings but have omitted them from this amendment.

Response:   We have revised as follows:

We must pay our fees, charges and expenses before you will realize a profit. They are (i) fixed brokerage commissions of 6% annually, paid monthly, calculated on the equity assigned to the trading advisors to trade for domestic trades plus actual commissions charged by the futures commission merchants for trades made on foreign exchanges and forward markets, if any,
(ii) up to a 3% annual continuing service fee, payable monthly, to the selling agents, (iii) a management fee, paid monthly, to the commodity trading advisors of 0.276% per year, (iv) yearly accounting, audit and legal expenses of $23,000, (v) variable operating expenses such as telephone, postage, and office supplies, and (vi) extra-ordinary expenses such as claims and defense of claims from brokers, members, and other parties.

The incentive fees of 4.283% to the managing member and 22.727% to the commodity trading advisors are accrued monthly but paid on a quarterly basis.

Conflicts of Interest, page 10

9. Please revise to discuss the conflict presented by Mrs. Pacult's 50% ownership of your selling agent, Futures Investment Company, or tell us why you have omitted this risk factor. We note that you, included this risk factor in prior filings but have omitted it from this amendment.

Response:   We have reinserted the disclosures regarding the fact that the
Pacults may retain a portion of the continuing service fee for sales made by Futures Investment Company associated persons.

Expenses Per Unit of Membership Interest for the Next 12-Month Period of Operations, page 13

10. Please revise the table to reflect redemption fees that you will charge during the first year of ownership.

Response:   We have revised the break even table to include line items for all possible redemption fees.

11. Please tell us why you have changed the dollar amount of incentive fees to be paid to the trading advisor and the managing member. We note that the incentive fees described in footnote (6) have not changed.

Response:   The incentive fees are reduced when the interest rate is
increased because the trading advisors do not have to generate as much profit to cover expenses and are not compensated on interest income.

12. Please tell us your basis for increasing the cash market interest rate assumption to 3.27% from 2.63% annually.

Response:   In our response dated May 13, 2005 to your comment letter of
March 14, 2005, we disclosed that we used the 4 week T-Bill rate on the secondary market, as disclosed in Federal Reserve Statistics Release H.15. As of the previous filing date, it was 3.27%.

Performance of Other Funds Managed by the Managing Member, page 24 Performance History, page 30

13. To the extent practical, please revise your Managing Member's prior performance for the Atlas Fund and your Commodity Trading Advisors' prior performance tables provided on pages 30-35 to provide returns for the month ended June 2005.

Response:   We updated performance through May 31, 2005 to match the date of the interim financials. However, in this amendment, we have updated through July 31, 2005.

Exhibit 23.01 Consent of Frank L. Sassetti & Co.

14.   Please file a currently dated accountants' consent.

Response:   We have filed a currently dated accountants' consent.

End of responses.